Exhibit 11


                                     SPARTECH CORPORATION AND SUBSIDIARIES
                                 COMPUTATION OF NET EARNINGS PER COMMON SHARE
                                   (In thousands, except per share amounts)
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
                                                                                       Fiscal Year Ended
                                                                                  Oct. 28,    Oct. 29,    Oct. 30,
                                                                                   1995    1994     1993

NET EARNINGS
  Net earnings                                                                    $ 14,534    $ 10,835    $  6,716
  Preferred stock accretion/requirements                                            (1,098)     (2,133)     (2,015)

    Add: Interest savings, net of tax effect, on retirement of debt from the assumed proceeds received from the exercise of options and warrants
           (in excess of 20% limitation for 1994 and 1993)                               -          74         300

  Primary net earnings applicable to common shares and equivalents                  13,436       8,776       5,001

    Add: Preferred stock dividend accretion reduction resulting from the
           assumed conversion of the preferred stock                                 1,098       2,133       2,015

    Deduct: Interest savings not realized on retirement of debt from the assumed proceeds received from the exercise of options and warrants (in excess of 20% limitation for 1994 and 1993) due to the higher
              repurchase price used under the fully diluted computation                  -         (74)          -

  Fully diluted net earnings applicable to common shares                          $ 14,534    $ 10,835    $  7,016

WEIGHTED AVERAGE SHARES OUTSTANDING
  Weighted average common shares outstanding                                        15,956       8,239       7,777

    Add: Shares issuable from assumed exercise of options and warrants (in
           excess of 20% limitation for 1994 and 1993)                                 902         746       1,386

  Primary weighted average common shares outstanding                                16,858       8,985       9,163

    Add: Shares issuable from assumed conversion of preferred stock                  7,137      14,275      14,275

    Add: Additional shares issuable from assumed exercise of options and warrants
           (in excess of 20% limitation for 1994 and 1993) due to the difference
           in the share repurchase price under the fully diluted computation           116         174           -

  Fully diluted weighted average common shares outstanding                          24,111      23,434      23,438

NET EARNINGS PER COMMON SHARE

  Primary                                                                         $    .80    $    .97    $    .54

  Fully Diluted                                                                   $    .60    $    .46    $    .30


NOTE:  Prior to May 1, 1995, Primary and Fully Diluted Net Earnings Per Common Share was computed using the Modified
       Treasury Stock Method.  Due to the 1995 conversion of the Company's Preferred Stockholders, the Treasury Stock
       Method was used to compute Primary and Fully Diluted Net Earnings Per Common Share for fiscal 1995.
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